UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*



                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    00765G109
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                                 (CUSIP Number)


                                         with copy to:
  Xmark Opportunity Partners, LLC        Lowenstein Sandler PC
  90 Grove Street, Suite 201             1251 Avenue of the Americas, 18th Floor
  Ridgefield, Connecticut 06877          New York, New York 10020
  Attention: Ms. Mary L. King            Attention: Peter D. Greene, Esq.
  (203) 588-2808                         (646) 414-6908
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       00765G109
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
               Xmark Opportunity Partners, LLC
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)   Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  AF
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:   State of Delaware

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    Number of                      7. Sole Voting Power:             36,620,453*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        35,620,453*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   36,620,453*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         [ x ]*
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13. Percent of Class Represented by Amount in Row (11):    67.4%*
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14. Type of Reporting Person (See Instructions):  IA
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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by JV Partners. Mr. Mitchell D. Kaye and Mr. David C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, a Delaware limited liability company, the Managing Member of Opportunity Partners, share voting and dispositive power with respect to all securities of the Company beneficially owned by Opportunity Partners. Collectively, Opportunity LP and Opportunity Ltd hold a majority of the membership interests in Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), and, as such, Opportunity Partners possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Goodnow.

As of January 28, 2010 (the "Filing Date"), Opportunity LP (A) held (i) 7,957,264 shares of the Company's common stock, $.01 par value per share (the "Common Shares"), which includes 1,276,435 Common Shares held by Goodnow, (ii) warrants to purchase up to 13,768,928 Common Shares at an exercise price of $.28 per Common Share and (iii) a call option to acquire up to 1,767,857 units (the "October 2009 Units") at a call option exercise price of $.28 per October 2009 Unit (each October 2009 Unit is comprised of one (1) Common Share and a warrant to purchase two (2) Common Shares at a warrant exercise price of $.28 per Common Share, upon issuance, each October 2009 Unit is immediately separable) (the "LP Call Option") and (B) is subject to a put option that requires Opportunity LP to purchase up to 1,767,857 October 2009 Units, less any October 2009 Units purchased pursuant to the LP Call Option, at a purchase put price of $.28 per October 2009 Unit. As of the Filing Date, Opportunity Ltd held (A) (i) 17,054,524 Common Shares, which includes 3,300,653 Common Shares held by Goodnow, (ii) warrants to purchase up to 29,345,357 Common Shares at an exercise price of $.28 per Common Share and (iii) a call option to acquire up to 4,125,000 October 2009 Units (the "Ltd Call Option") and (B) is subject to a put option that requires Opportunity Ltd to purchase up to 4,125,000 October 2009 Units, less any October 2009 Units purchased pursuant to the Ltd Call Option, at a put purchase price of $.28 per October 2009 Unit. As of the Filing Date, JV Partners held (i) 1,023,731 Common Shares and (ii) warrants to purchase up to 500,000 Common Shares at an exercise price of $.28 per Common Share. The warrants described in this paragraph, including the warrants that could be acquired as a result of purchasing the October 2009 Units, each contain an issuance limitation prohibiting the holder from exercising such warrants to the extent that, after giving effect to such exercise of the warrants, the holder would beneficially own more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be modified by the holder before the sixty-first (61st) day after such holder's notice to the Company of its election to modify such prohibition. The warrants are exercisable for a seven (7) year period from their date of issuance, contain a "cashless exercise" feature that allows the holder to exercise the warrants without a cash payment to the Company under certain circumstances, contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Shares without exercising the warrant and contain a provision that provides for the reduction of the exercise price to $.01 per Common Share in the event of any such payment of cash dividends by the Company or a change of control; and contain standard antidilution provisions that provide for the adjustment of the exercise price and the number of Common Shares that can be purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

As of the Filing Date,  Goodnow held 3,529,951  Common Shares in addition to the
(i) 1,276,435 Common Shares held by Goodnow but attributed to Opportunity LP and
(ii) 3,300,653 Common Shares held by Goodnow but attributed to Opportunity Ltd. As of the Filing Date, Opportunity Partners had the right to vote 1,000,000 Common Shares pursuant to a Voting Trust Agreement, dated as of April 19, 2004, as amended, by and among Opportunity Partners and the holders of such Common Shares. As of the Filing Date, Mr. Cavalier held options to purchase 172,750 Common Shares and 162,126 of such options are currently exercisable or exercisable within sixty (60) days after the Filing Date.

Based upon information received from the Company on January 27, 2010, there were 48,264,320 Common Shares issued and outstanding as of January 25, 2010. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 36,620,453 Common Shares or 67.4% of the Common Shares deemed issued and outstanding as of the Filing Date.

Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company's securities that are beneficially owned by any other person or entity for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 1.   Security and Issuer.
          -------------------

          Item 1 of this Schedule 13D is hereby amended by deleting such item in its entirety and replacing the following in lieu thereof:

          The class of equity security to which this Schedule 13D relates is the Common stock, $.01 par value per share (the "Common Shares") of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 26361 Crown Valley Parkway, Suite 150, Mission Viejo, California 92691.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of this Schedule 13D is hereby amended by adding the following at the end thereof:

          The amount of funds required (including commissions) by Opportunity LP and Opportunity Ltd to undertake the open market purchases of Common Shares, as more fully set forth in Item 5 of this Schedule 13D, Amendment No. 17 (this "Amendment 17"), was $10,324 and $24,090 respectively. All funds used to purchase the Common Shares in open market purchases came directly from the general funds of Opportunity LP and Opportunity Ltd, as applicable.

          Mr. Cavalier, as of the filing of this Amendment 17, holds options (the "Company Options") to purchase 172,750 Common Shares. In the period commencing sixty (60) days prior to October 6, 2009, the date of the event which required the filing of this Amendment 17, and ending sixty (60) days after the filing of this Amendment 17, 19,312 of the Company Options became, or will become, exercisable. Accordingly, during such period, the beneficial ownership of the Common Shares, as reported herein, has increased by 19,312 Common Shares. As of the date of the filing of this Amendment 17, Mr. Cavalier holds, in the aggregate, 162,126 Company Options which are either currently exercisable by him or will be exercisable by him within sixty (60) days of the date of the filing of this Amendment 17.

          Pursuant to certain Senior Convertible Notes (the "Senior Notes") issued by the Company to Opportunity LP and Opportunity Ltd pursuant to that certain Securities Purchase Agreement, dated as of August 31, 2008, by and among the Company and the Funds, the Company paid interest on the Senior Notes by issuing to Opportunity LP and Opportunity Ltd (i) 28,661 and 66,876 Common Shares respectively on or about July 31, 2009 and (ii) 11,098 and 25,895 Common Shares respectively on or about October 6, 2009.

          The amount of funds required by Opportunity LP and Opportunity Ltd to undertake the purchase of the Financing Units (as defined in Item 5 of this Schedule 13D), as more fully set forth in Item 5 of this Amendment 17, was $495,000 and $1,155,000 respectively. All funds used to purchase the Financing Units came directly from the general funds of Opportunity LP and Opportunity Ltd, as applicable.

          As more fully set forth in Item 5 of this Amendment 17, on October 6, 2009, the Company and the Funds entered into a series of transactions and noncash exchanges of various securities, instruments and other contractual rights held by the Funds, and issued and/or granted by the Company. See Item 5 of this Schedule 13D, as amended, for additional information.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of this Schedule 13D is hereby amended by deleting such item in its entirety and replacing the following in lieu thereof:

          The acquisition of the securities referred to herein is for the purpose of having the ability to direct the strategic course of the Company. Opportunity Partners has no present intention to direct the day-to-day management and affairs of the Company. However, through its ability to elect a majority of the Board of Directors of the Company by virtue of its beneficial ownership of the Common Shares, Opportunity Partners has the ability, but not the present intention, to direct the day-to-day management and affairs of the Company. Mr. Cavalier is currently the Chairman of the Board of Directors of the Company. Other than as described in this Item 4, Opportunity Partners does not have any present plans or intentions which relate to, or would result in, any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of this Schedule 13D is hereby amended by deleting such item in its entirety and replacing the following in lieu thereof:

          As of January 28, 2010 (the "Filing  Date"),  Opportunity  LP (A) held
(i) 7,957,264 shares of the Company's common stock, $.01 par value per share (the "Common Shares"), which includes 1,276,435 Common Shares held by Goodnow,
(ii) warrants to purchase up to 13,768,928 Common Shares at an exercise price of $.28 per Common Share and (iii) a call option to acquire up to 1,767,857 units (the "October 2009 Units") at a call option exercise price of $.28 per October 2009 Unit (each October 2009 Unit is comprised of one (1) Common Share and a warrant to purchase two (2) Common Shares at a warrant exercise price of $.28 per Common Share, upon issuance, each October 2009 Unit is immediately separable) (the "LP Call Option") and (B) is subject to a put option that requires Opportunity LP to purchase up to 1,767,857 October 2009 Units, less any October 2009 Units purchased pursuant to the LP Call Option, at a purchase put price of $.28 per October 2009 Unit (the "LP Put Options"). As of the Filing Date, Opportunity Ltd held (A) (i) 17,054,524 Common Shares, which includes 3,300,653 Common Shares held by Goodnow, (ii) warrants to purchase up to 29,345,357 Common Shares at an exercise price of $.28 per Common Share and (iii) a call option to acquire up to 4,125,000 October 2009 Units (the "Ltd Call Option") and (B) is subject to a put option that requires Opportunity Ltd to purchase up to 4,125,000 October 2009 Units, less any October 2009 Units purchased pursuant to the Ltd Call Option, at a put purchase price of $.28 per October 2009 Unit (together with the LP Put Options, the "October Put Options"). As of the Filing Date, JV Partners held (i) 1,023,731 Common Shares and (ii) warrants to purchase up to 500,000 Common Shares at an exercise price of $.28 per Common Share. The warrants described in this paragraph, including the warrants that could be acquired as a result of purchasing the October 2009
Units, each contain an issuance limitation prohibiting the holder from exercising such warrants to the extent that, after giving effect to such exercise of the warrants, the holder would beneficially own more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be modified by the holder before the sixty-first (61st) day after such holder's notice to the Company of its election to modify such prohibition. The warrants are exercisable for a seven (7) year period from their date of issuance, contain a "cashless exercise" feature that allows the holder to exercise the warrants without a cash payment to the Company under certain circumstances, contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Shares without exercising the warrant and contain a provision that provides for the reduction of the exercise price to $.01 per Common Share in the event of any such payment of cash dividends by the Company or a change of control; and contain standard antidilution provisions that provide for the adjustment of the exercise price and the number of Common Shares that can be purchased in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

          As of the Filing Date, Goodnow held 3,529,951 Common Shares in addition to the (i) 1,276,435 Common Shares held by Goodnow but attributed to Opportunity LP and (ii) 3,300,653 Common Shares held by Goodnow but attributed to Opportunity Ltd. As of the Filing Date, Opportunity Partners had the right to vote 1,000,000 Common Shares pursuant to a Voting Trust Agreement, dated as of April 19, 2004, as amended, by and among Opportunity Partners and the holders of such Common Shares. As of the Filing Date, Mr. Cavalier held options to purchase 172,750 Common Shares and 162,126 of such options are currently exercisable or exercisable within sixty (60) days after the Filing Date.

          Based upon information received from the Company on January 27, 2010, there were 48,264,320 Common Shares issued and outstanding as of January 25, 2010. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 36,620,453 Common Shares or 67.4% of the Common Shares deemed issued and outstanding as of the Filing Date.

          Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company's securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

          The following table sets forth open market purchases of Common Shares by Opportunity Partners on behalf of the applicable Funds (each of which were effected in ordinary brokerage transactions) occurring during the period commencing sixty (60) days prior to the date of the event which required the filing of this Amendment 17 and ending on the Filing Date:

                   Quantity of                            Price Per Common Share
    Trade Date     Common Shares       Purchaser          including commissions
    ----------     -------------     ---------------      ----------------------

    12/17/2009        6,000          Opportunity LP             $.3538
    12/17/2009       14,000          Opportunity Ltd            $.3538
    12/18/2009        3,000          Opportunity LP             $.3825
    12/18/2009        7,000          Opportunity Ltd            $.3825
    12/21/2009        3,000          Opportunity LP             $.4338
    12/21/2009        7,000          Opportunity Ltd            $.4338
    12/22/2009        3,000          Opportunity LP             $.4150
    12/22/2009        7,000          Opportunity Ltd            $.4150
    12/23/2009        3,000          Opportunity LP             $.4300
    12/23/2009        7,000          Opportunity Ltd            $.4300
    12/24/2009        3,000          Opportunity LP             $.4775
    12/24/2009        7,000          Opportunity Ltd            $.4775
    12/28/2009        3,000          Opportunity LP             $.4750
    12/28/2009        7,000          Opportunity Ltd            $.4750
    12/29/2009          750          Opportunity LP             $.4800
    12/29/2009        1,750          Opportunity Ltd            $.4800

          Mr. Cavalier, as of the Filing Date, holds Company Options to purchase 172,750 Common Shares. In the period commencing sixty (60) days prior to October 6, 2009, the date of the event which required the filing of this Amendment 17, and ending sixty (60) days after the Filing Date, 19,312 of the Company Options became, or will become, exercisable. Accordingly, during such period, the beneficial ownership of the Common Shares, as reported herein, has increased by 19,312 Common Shares. As of the Filing Date, Mr. Cavalier holds, in the aggregate, 162,126 Company Options which are either currently exercisable by him or will be exercisable by him within sixty (60) days of the Filing Date.

          Pursuant to the terms and provisions of that certain Senior Notes, the Company paid interest on the Senior Notes by issuing to Opportunity LP and Opportunity Ltd (i) 28,661 and 66,876 Common Shares respectively on or about July 31, 2009 and (ii) 11,098 and 25,895 Common Shares respectively on or about October 6, 2009.

          On October 6, 2009, the Company entered into a Securities Purchase and Exchange Agreement (the "October 2009 Purchase Agreement") with the Funds pursuant to which the parties agreed as follows:

          (1) The Company sold and issued to (i) Opportunity LP, 1,767,867 units (the "Financing Units") for a purchase price of $495,000 and (ii) Opportunity Ltd, 4,125,000 Financing Units for a purchase price of $1,155,000. Each Financing Unit is comprised of one (1) Common Share (the "October 2009 Shares") and a warrant to purchase two (2) Common Shares (the "October 2009 Warrants") with an initial exercise price of $.28 per Common Share, subject to adjustment. The October 2009 Warrants are exercisable for a seven (7) year period from their date of issuance; contain a "cashless exercise" feature that allows the holder to exercise the October 2009 Warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Shares without exercising the October 2009 Warrants and contain a provision that provides for the reduction of the exercise price to $.01 per Common Share in the event of any such payment of cash dividends by the Company or upon a change of control and contain antidilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

          (2) The Company  granted to (i) Opportunity LP, the LP Call Option and
(ii) Opportunity Ltd, the Ltd Call Option. The LP Call Option and the Ltd Call Option are exercisable at any time, and from time to time, on or prior to June 30, 2010.

          (3) Opportunity LP and Opportunity Ltd, as applicable, granted to the Company, the October Put Options. The October Put Options are exercisable by the Company, at any time, and from time to time, from June 30, 2010 to July 30, 2010. However, each of Opportunity LP and Opportunity Ltd has the right to terminate the October Put Options if they reasonably determine that a material adverse event, condition or circumstance has occurred with respect to the prospects of the Company's AEOL 10150 drug candidate for acute radiation syndrome; provided that the Company's failure to receive a grant or financing shall not, by itself, constitute a material adverse event, condition or circumstance with respect thereto.

          (4) Opportunity LP and Opportunity Ltd converted $300,000 and $700,000 respectively of the Company's Senior Notes held by them into Common Shares at a conversion rate of $.35 per Common Share. Accordingly, on October 6, 2009, Opportunity LP received 857,143 Common Shares and Opportunity Ltd received 2,000,000 Common Shares in exchange for their respective Senior Notes. On December 24, 2009, the Company and the Funds entered into that certain Amendment Agreement to the Securities Purchase and Exchange Agreement (the "Amendment Agreement"), the purpose of which was to rectify a misunderstanding between the parties thereto. As more fully set forth in the Amendment Agreement, the Senior Notes should have been converted at a conversion rate of $.28 per Common Share instead of a conversion rate of $.35 per Common Share. Accordingly, and pursuant to the terms and provisions of the Amendment Agreement, on December 24, 2009, Opportunity LP was issued 214,286 Common Shares and Opportunity Ltd was issued 500,000 Common Shares.

          (5) Opportunity LP and Opportunity Ltd converted an option, respectively held by them pursuant to that certain Securities Purchase Agreement, dated as of August 1, 2008, by and among the parties thereto (the

"August 2008 Agreement"), which permitted each of Opportunity LP and Opportunity Ltd to acquire an additional (i) $1,200,000 and $2,800,000 face amount respectively of Senior Notes and (ii) 2,400,000 and 5,600,000 warrants for Common Shares at a warrant exercise price of $.35 per Common Share (subject to adjustment), into warrants with substantially the same terms as the October 2009 Warrants, including an exercise price of $.28 per Common Share (subject to adjustment) (the "Note Conversion Warrants"). Accordingly, on October 6, 2009, Opportunity LP and Opportunity Ltd were respectively issued 4,285,714 and 10,000,000 Note Conversion Warrants.

          (6) The Funds held warrants issued  pursuant to that certain  Purchase
Agreement, dated as of November 21, 2005, by and among the parties thereto, which such warrants permitted each of Opportunity LP, Opportunity Ltd and JV Partners to respectively acquire 660,000, 990,000 and 500,000 Common Shares at a warrant exercise price of $.28 per Common Share (subject to adjustment) (the "2005 Warrants"). In addition, Opportunity LP and Opportunity Ltd held warrants issued pursuant to (i) the August 2008 Agreement, which such warrants permitted each of Opportunity LP and Opportunity Ltd to respectively acquire 600,000 and 1,400,000 Common Shares at a warrant exercise price of $.50 per Common Share (subject to adjustment) (the "Note Warrants") and (ii) that certain March 30, 2009 Securities Purchase Agreement by and among the parties thereto, which such warrants permitted each of Opportunity LP and Opportunity Ltd to respectively acquire 4,687,500 and 8,705,357 Common Shares at a warrant exercise price of $.35 per Common Share (subject to adjustment) (the "March 2009 Warrants"). Each of Opportunity LP, Opportunity Ltd and JV Partners agreed to convert their respective 2005 Warrants, Note Warrants and March 2009 Warrants into warrants with substantially the same terms as the October 2009 Warrants, including an exercise price of $.28 per Common Share (subject to adjustment) (the "Exchange Warrants"). Accordingly, on October 6, 2009, Opportunity LP, Opportunity Ltd and JV Partners were respectively issued 5,947,500, 11,095,357 and 500,000 Exchange Warrants in exchange for their respective interests in their 2005 Warrants, Note Warrants and March 2009 Warrants.

          (7) The Funds were parties to two (2) registration rights agreements, one dated November 21, 2005 and the other dated March 30, 2009, pursuant to which, among other things, the Company agreed to register for resale, on behalf of the Funds, as applicable, Common Shares issuable upon the exchange of the 2005 Warrants and the March 2009 Warrants (the "Old Registration Agreements"). The parties agreed to terminate the Old Registration Agreements and enter into a new registration rights agreement pursuant to which the Company agrees to register for resale, on behalf of the Funds, as applicable, the (i) October 2009 Shares and (ii) Common Shares issuable upon the exercise of the October 2009 Warrants, the Note Conversion Warrants and the Exchange Warrants.

          In the period commencing sixty (60) days prior to October 6, 2009, the date of the event which required the filing of this Amendment 17, and ending on the Filing Date, except as set forth in this Item 5, there were no other transactions in Common Shares or securities convertible into, exercisable for, or exchangeable for, Common Shares, by Opportunity Partners, or any other person or entity controlled by Opportunity Partners, or person or entity for which Opportunity Partners possesses voting or dispositive control.

          Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company's securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------

          Item 6 is hereby amended by adding the following at the end thereof:

          As more fully set forth in Item 5 of this Schedule 13D, on October 6, 2009, the Company and the Funds entered into the October 2009 Purchase Agreement as amended by the Amendment Agreement. The description of the October 2009 Purchase Agreement and the Amendment Agreement set forth in Item 5 of this
Schedule 13D and this Item 6 are subject to, and qualified in their entirety by, the full text of the October 2009 Purchase Agreement and the Amendment Agreement, a copy of which are incorporated by reference to this Amendment 17 as an exhibit pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following at the end thereof:

          1. Registration Rights Agreement, dated as of October 6, 2009, by and among the Company and the Funds, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated October 6, 2009, filed by the Company with the Securities and Exchange Commission on October 6, 2009.

          2.        Securities  Purchase  and  Exchange  Agreement,  dated as of
                    October 6, 2009, by and among the Company and the Funds, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated October 6, 2009, filed by the Company with the Securities and Exchange Commission on October 6, 2009.

          3. Form of Warrant, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated October 6, 2009, filed by the Company with the Securities and Exchange Commission on October 6, 2009.

          4. Amendment Agreement to the Securities Purchase and Exchange Agreement, dated as of December 24, 2009, by and among the Company and the Funds, incorporated by reference to Exhibit
                    10.1 to the Current Report on Form 8-K, dated December 24, 2009, filed by the Company with the Securities and Exchange Commission on December 28, 2009.

                                   Signature
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2010
                                            XMARK OPPORTUNITY PARTNERS, LLC

                                            By:  Xmark Capital Partners, LLC,
                                                 its Managing Member

                                            By: /s/ Mitchell D. Kaye
                                                --------------------------------
                                                Name:   Mitchell D. Kaye
                                                Title:  Co-Managing Member




  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).